Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated July 27, 2021 and should be read in conjunction with the unaudited consolidated financial statements for the period ended June 30, 2021 and the audited consolidated financial statements for the year ended December 31, 2020 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended June 30, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Overview
The global economy and benchmark oil prices continued to recover during the second quarter of 2021, positively impacting the Company’s results. Crescent Point’s second quarter was highlighted by the closing of two strategic transactions, its strong financial and operational results, and a significant asset impairment reversal.
On April 1, 2021, the Company closed its Kaybob Duvernay asset acquisition for total consideration of $935.9 million including closing adjustments, consisting of cash of $671.4 million and the issuance of 50.0 million common shares valued at $264.5 million. On June 7, 2021, the Company closed the disposition of its remaining non-core southeast Saskatchewan conventional assets for cash proceeds of $83.4 million after closing adjustments. In conjunction with the disposition, the Company reduced its corporate asset retirement obligation by approximately 25 percent and recorded a gain of $71.5 million on the transaction.
Production totaled 148,641 boe/d for the three months ended June 30, 2021. Development capital was $88.4 million for the second quarter, reflecting the typical seasonality of spring break-up, with 28 (26.0 net) wells drilled.
With the significant improvement in short and long-term forecast commodity prices, Crescent Point recognized a $2.51 billion before tax impairment reversal on its oil and gas assets, resulting in net income of $2.14 billion for the second quarter of 2021. Adjusted funds flow from operations was $387.8 million for the quarter, a 256 percent improvement from $109.0 million in the second quarter of 2020.
The Company exited the second quarter with net debt of $2.32 billion, inclusive of the cash consideration on its acquisition and disposition activities along with $273.1 million of excess cash flow generated in the quarter. The Company continues to focus on enhancing its free cash flow generation and expects further balance sheet strengthening through the remainder of 2021 in the current commodity price environment.
Crescent Point is upwardly revising its 2021 annual average production guidance to 130,000 to 134,000 boe/d, up from 128,000 to 132,000 boe/d. This reflects the Company’s continued operational outperformance and the reactivation of higher cost production that was previously shut-in during a lower commodity price environment. Crescent Point is also narrowing its 2021 development capital expenditures guidance, within its prior range, to approximately $600 to $625 million.
Results of Operations
Production

	Three months ended June 30			Six months ended June 30
	2021	2020	% Change	2021	2020	% Change
Crude oil and condensate (bbls/d)	107,444	94,900	13	101,394	103,414	(2)
NGLs (bbls/d)	18,608	14,210	31	15,978	15,852	1
Natural gas (mcf/d)	135,531	70,391	93	100,327	70,921	41
Total (boe/d)	148,641	120,842	23	134,093	131,086	2
Crude oil and liquids (%)	85	90	(5)	88	91	(3)
Natural gas (%)	15	10	5	12	9	3
Total (%)	100	100	—	100	100	—

CRESCENT POINT ENERGY CORP.	1

The following is a summary of Crescent Point's production by area:

	Three months ended June 30			Six months ended June 30
Production By Area (boe/d)	2021	2020	% Change	2021	2020	% Change
Saskatchewan	78,185	88,825	(12)	80,273	95,518	(16)
Alberta	47,768	13,768	247	30,998	15,440	101
United States	22,688	18,249	24	22,822	20,128	13
Total	148,641	120,842	23	134,093	131,086	2
The Company's average production for the three and six months ended June 30, 2021 was 148,641 boe/d and 134,093 boe/d, respectively, an increase of 23 percent and 2 percent from the same periods in 2020. The increases are primarily due to production from the Kaybob Duvernay acquisition, which closed on April 1, 2021, partially offset by a reduced development capital program. Production in the 2020 comparative periods were also impacted by the voluntary shut-in of production as a result of low crude oil prices.
The Company's weighting to crude oil and liquids production in the three and six months ended June 30, 2021 decreased by 5 percent and 3 percent, respectively, from the 2020 comparative periods, primarily due to higher gas production as a result of the acquisition of the Kaybob Duvernay assets in the second quarter of 2021.
Exhibit 1
Marketing and Prices

	Three months ended June 30			Six months ended June 30
Average Selling Prices (1)	2021	2020	% Change	2021	2020	% Change
Crude oil and condensate ($/bbl)	75.88	26.74	184	70.88	38.90	82
NGLs ($/bbl)	36.78	8.11	354	37.16	13.17	182
Natural gas ($/mcf)	3.64	2.74	33	3.92	2.88	36
Total ($/boe)	62.78	23.55	167	60.95	33.84	80
(1) The average selling prices reported are before realized commodity derivatives and transportation.

CRESCENT POINT ENERGY CORP.	2

	Three months ended June 30			Six months ended June 30
Benchmark Pricing	2021	2020	% Change	2021	2020	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	66.06	27.85	137	61.95	36.97	68
WTI crude oil (Cdn$/bbl)	81.06	38.57	110	77.24	50.44	53
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(4.12)	(8.78)	(53)	(5.21)	(9.62)	(46)
FOS crude oil (Cdn$/bbl) (3)	(11.28)	(14.32)	(21)	(11.60)	(16.37)	(29)
UHC crude oil (US$/bbl) (4)	0.53	(4.63)	(111)	(0.69)	(3.44)	(80)
C5+ condensate (Cdn$/bbl) (5)	0.40	(7.85)	(105)	0.32	(3.78)	(108)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	3.09	2.00	55	3.11	2.02	54
AECO monthly index natural gas (Cdn$/mcf)	2.85	1.91	49	2.89	2.02	43
NYMEX natural gas (US$/mmbtu) (7)	2.83	1.71	65	2.76	1.83	51
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.815	0.722	13	0.802	0.733	9
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select price.
(4)UHC refers to the Sweet at Clearbrook crude oil price.
(5)C5+ condensate refers to the Canadian C5+ condensate index.
(6)AECO refers to the Alberta Energy Company natural gas price.
(7)NYMEX refers to the New York Mercantile Exchange natural gas price.
Crude oil prices continued to rise in the six months ended June 30, 2021 as the global recovery from the COVID-19 pandemic resulted in higher demand for crude oil and crude oil products and lower inventory levels. Early in the second quarter of 2021, OPEC curtailments also increased WTI pricing, which were subsequently reduced to meet rising global demand. The average US$ WTI benchmark price increased 137 percent and 68 percent during the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020.
Natural gas prices were stronger in the six months ended June 30, 2021, primarily due to increased weather related heating and cooling demand, higher industrial demand and lower supply due to gas plant outages, which further decreased storage levels. The AECO daily benchmark price was 55 percent and 54 percent higher in the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020.
U.S. natural gas prices were also higher on average in the first half of 2021 due to increased weather driven demand and LNG demand. The NYMEX benchmark gas price was 65 percent and 51 percent higher in the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020.
Exhibit 2
Crude oil and condensate differentials narrowed in the three and six months ended June 30, 2021, primarily due to higher overall demand of crude oil and crude oil products along with lower inventory levels in the U.S. and Canada. In the three and six months ended June 30, 2020, differentials were impacted by uncertainty in the global oil markets and demand destruction caused by the COVID-19 pandemic which increased inventory levels.

CRESCENT POINT ENERGY CORP.	3

During the second quarter of 2021, the Company's average selling price for crude oil and condensate increased 184 percent compared to the same period in 2020, primarily due to the 137 percent increase in the US$ WTI and a narrower corporate oil price differential. For the six months ended June 30, 2021, the Company's average selling price for crude oil and condensate increased 82 percent from the same 2020 period, primarily due to the 68 percent increase in the US$ WTI and a narrower corporate oil price differential.
Crescent Point's corporate oil and condensate differential relative to Cdn$ WTI for the three and six months ended June 30, 2021 was $5.18 per bbl and $6.36 per bbl, respectively, compared to $11.83 per bbl and $11.54 per bbl in the same periods of 2020. The improvements were impacted by narrowing oil differentials and the increased weighting towards condensate production in the second quarter of 2021 due to the Kaybob Duvernay acquisition.
For the three and six months ended June 30, 2021, the Company's average selling price for NGLs increased significantly from $8.11 per bbl to $36.78 per bbl and from $13.17 per bbl to $37.16 per bbl, respectively, from the same periods in 2020. The increases in average selling prices for NGLs were primarily due to the increase in US$ WTI and an increase in propane benchmark prices.
The Company's average selling price for natural gas for the three and six months ended June 30, 2021, increased 33 percent and 36 percent to $3.64 per mcf and $3.92 per mcf, respectively, from the same periods in 2020 primarily as a result of the increase in the AECO and NYMEX benchmark prices.
Exhibit 3
Exhibit 4
(1)Excludes Uinta Basin assets sold in October 2019.
Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.

CRESCENT POINT ENERGY CORP.	4

The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars, and put options to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. See Note 19 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended June 30, 2021 for additional information on the Company's derivatives.
The following is a summary of the realized commodity derivative gains (losses):

	Three months ended June 30			Six months ended June 30
($ millions, except volume amounts)	2021	2020	% Change	2021	2020	% Change
Average crude oil volumes hedged (bbls/d) (1)	56,000	67,461	(17)	56,497	63,980	(12)
Crude oil realized derivative gain (loss) (1)	(97.0)	89.6	(208)	(155.8)	145.9	(207)
per bbl	(9.92)	10.38	(196)	(8.49)	7.75	(210)
Average natural gas volumes hedged (GJ/d) (2)	29,615	—	—	27,320	—	—
Natural gas realized derivative loss	(0.7)	—	—	(1.6)	—	—
per GJ	(0.06)	—	—	(0.09)	—	—
Average barrels of oil equivalent hedged (boe/d) (1)	60,678	67,461	(10)	60,813	63,980	(5)
Total realized commodity derivative gains (losses) (1)	(97.7)	89.6	(209)	(157.4)	145.9	(208)
per boe	(7.22)	8.15	(189)	(6.48)	6.12	(206)
(1)The crude oil realized derivative gain (loss) for the three and six months ended June 30, 2021 includes the realized derivative gains and losses on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.
(2)GJ/d is defined as gigajoules per day.
The Company's realized derivative losses for crude oil were $97.0 million and $155.8 million for the three and six months ended June 30, 2021, respectively, compared to realized derivative gains of $89.6 million and $145.9 million in the same periods in 2020. The realized derivative losses in the three and six months ended June 30, 2021 were largely attributable to the increase in the Cdn$ WTI benchmark price.
Crescent Point's realized derivative losses for natural gas were $0.7 million and $1.6 million for the three and six months ended June 30, 2021, respectively, due to the higher average AECO monthly index price compared to the Company's average derivative natural gas price.
Exhibit 5
The following is a summary of the Company's unrealized commodity derivative gains (losses):

	Three months ended June 30			Six months ended June 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Crude oil	(102.5)	(147.7)	(31)	(184.8)	110.9	(267)
Natural gas	(6.1)	(0.2)	2,950	(7.0)	(0.2)	3,400
Total unrealized commodity derivative gains (losses)	(108.6)	(147.9)	(27)	(191.8)	110.7	(273)
The Company recognized a total unrealized derivative loss of $108.6 million on its commodity contracts during the second quarter of 2021 compared to $147.9 million in the same period of 2020. The unrealized derivative loss in the second quarter of 2021 was primarily attributable to crude oil contracts and reflects the increase in the Cdn$ WTI forward benchmark prices at June 30, 2021 compared to March 31, 2021.

CRESCENT POINT ENERGY CORP.	5

For the six months ended June 30, 2021, the Company recognized a total unrealized derivative loss of $191.8 million on its commodity contracts compared to an unrealized derivative gain of $110.7 million in the same period of 2020. The unrealized derivative loss in 2021 was primarily attributable to crude oil contracts and reflects the increase in the Cdn$ WTI forward benchmark prices at June 30, 2021 compared to December 31, 2020.
Oil and Gas Sales

	Three months ended June 30			Six months ended June 30
($ millions) (1)	2021	2020	% Change	2021	2020	% Change
Crude oil and condensate sales	742.0	230.9	221	1,300.8	732.2	78
NGL sales	62.3	10.5	493	107.5	38.0	183
Natural gas sales	44.9	17.6	155	71.1	37.2	91
Total oil and gas sales	849.2	259.0	228	1,479.4	807.4	83
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales increased by 228 percent and 83 percent in the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020. The increases are primarily due to the increase in realized crude oil prices as a result of the recovery in benchmark prices as well as higher production in the second quarter of 2021.
Exhibit 6
Royalties

	Three months ended June 30			Six months ended June 30
($ millions, except % and per boe amounts)	2021	2020	% Change	2021	2020	% Change
Royalties	106.8	30.5	250	192.5	103.5	86
As a % of oil and gas sales	13	12	1	13	13	—
Per boe	7.90	2.77	185	7.93	4.34	83
Royalties increased 250 percent and 86 percent in the three and six months ended June 30, 2021, respectively, compared to the same 2020 periods, largely due to the 228 percent and 83 percent increase in oil and gas sales in the same respective periods.
Royalties as a percentage of oil and gas sales increased slightly during the three months ended June 30, 2021 compared to the same period in 2020, primarily due to the recovery of benchmark oil prices which increased crown royalty rates in Canada. Royalties as a percentage of oil and gas sales remained relatively consistent during the six months ended June 30, 2021 compared to the same period in 2020.

CRESCENT POINT ENERGY CORP.	6

Exhibit 7
Operating Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Operating expenses	170.8	130.8	31	313.4	289.1	8
Per boe	12.63	11.89	6	12.91	12.12	7
Operating expenses increased 31 percent and 8 percent in the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020. The increases were primarily attributable to the acquisition of the Kaybob Duvernay assets completed at the beginning of the second quarter of 2021 and resuming maintenance work that was deferred with weaker commodity prices in 2020. Additionally, in the second quarter of 2020, the Company voluntarily shut-in higher cost production due to the collapse in pricing from the onset of the COVID-19 pandemic. Economic volumes were later reactivated in the second half of 2020.
Operating expenses per boe increased by 6 percent and 7 percent in the three and six months ended June 30, 2021, respectively, due to the reactivation of higher cost wells as discussed above and higher third party processing fees, partially offset by lower per boe operating costs associated with the acquired Kaybob Duvernay assets.
Exhibit 8
Transportation Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Transportation expenses	32.2	24.6	31	57.3	53.4	7
Per boe	2.38	2.24	6	2.36	2.24	5
Transportation expenses increased 31 percent and 7 percent in the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020 primarily due to higher production as a result of the Kaybob Duvernay asset acquisition. On a per boe basis, transportation expenses increased by $0.14 per boe and $0.12 per boe in the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020 primarily due to higher pipeline tariffs and the Kaybob Duvernay acquisition as discussed above.

CRESCENT POINT ENERGY CORP.	7

Exhibit 9
Netback

	Three months ended June 30			Six months ended June 30
	2021	2020		2021	2020
	Total (2) ($/boe)	Total (2) ($/boe)	% Change	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Average selling price	62.78	23.55	167	60.95	33.84	80
Royalties	(7.90)	(2.77)	185	(7.93)	(4.34)	83
Operating expenses	(12.63)	(11.89)	6	(12.91)	(12.12)	7
Transportation expenses	(2.38)	(2.24)	6	(2.36)	(2.24)	5
Operating netback (1)	39.87	6.65	500	37.75	15.14	149
Realized gain (loss) on commodity derivatives	(7.22)	8.15	(189)	(6.48)	6.12	(206)
Netback (1)	32.65	14.80	121	31.27	21.26	47
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The dominant production category for the Company's properties is crude oil and condensate. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
The Company's operating netback for the three and six months ended June 30, 2021 increased significantly to $39.87 per boe and $37.75 per boe, respectively, from $6.65 per boe and $15.14 per boe in the same periods of 2020. The increase in the Company's operating netback in 2021 was primarily due to the increase in average selling prices, partially offset by higher royalties. The increase in the Company's netback was a result of the increase in the operating netback, partially offset by the realized losses on commodity derivatives.
Exhibit 10

CRESCENT POINT ENERGY CORP.	8

General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Gross general and administrative expenses	41.9	34.9	20	70.0	76.6	(9)
Overhead recoveries	(4.0)	(3.8)	5	(9.6)	(11.6)	(17)
Capitalized	(7.7)	(7.7)	—	(15.0)	(17.1)	(12)
Total general and administrative expenses	30.2	23.4	29	45.4	47.9	(5)
Transaction costs	(11.7)	(0.6)	1,850	(11.8)	(5.3)	123
General and administrative expenses	18.5	22.8	(19)	33.6	42.6	(21)
Per boe	1.37	2.07	(34)	1.38	1.79	(23)
General and administrative ("G&A") expenses decreased 19 percent and 21 percent in the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020. The decreases were primarily attributable to lower employee costs and lower professional fees from cost reduction initiatives. G&A expenses in the second quarter of 2020 also included approximately $6.1 million of severance costs from a workforce reduction, which was partially offset by $2.9 million of remuneration received from the Canadian Emergency Wage Subsidy.
On a per boe basis, G&A expenses decreased 34 percent and 23 percent in the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020 primarily due to the reduction in total G&A discussed above and higher production volumes.
Transaction costs in the second quarter of 2021 relate to the Kaybob Duvernay acquisition and the southeast Saskatchewan disposition. Refer to Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 11
Interest Expense

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Interest expense on long-term debt	24.0	21.0	14	47.9	48.3	(1)
Unrealized (gain) loss on CCS - interest and interest derivative contracts	2.5	15.4	(84)	2.4	(2.4)	(200)
Interest expense	26.5	36.4	(27)	50.3	45.9	10
Per boe	1.96	3.31	(41)	2.07	1.92	8
Interest expense on long-term debt increased 14 percent in the second quarter of 2021 compared to the same period in 2020, primarily due to a higher average debt balance as a result of the Kaybob Duvernay acquisition completed on April 1, 2021, partially offset by a lower effective interest rate. Interest expense on long-term debt in the six months ended June 30, 2021 remained relatively consistent with the same 2020 period as a higher average debt balance was mostly offset by a lower effective interest rate.
During the three and six months ended June 30, 2021, the Company recognized an unrealized loss on interest rate derivatives of $2.5 million and $2.4 million, respectively, compared to an unrealized loss of $15.4 million and an unrealized gain of $2.4 million in the same respective periods of 2020. The unrealized losses in 2021 were primarily due to the impact of the stronger Canadian dollar on the interest payments related to the Company's cross currency swaps ("CCS") at June 30, 2021 compared to March 31, 2021 and December 31, 2020, respectively, partially offset by the impact of higher floating market interest rates on the Company's interest derivative contracts at June 30, 2021.

CRESCENT POINT ENERGY CORP.	9

Crescent Point manages its interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At June 30, 2021, approximately 76 percent of the Company's long-term debt, including the impact of related derivatives, had fixed interest rates. Crescent Point's hedged effective interest rate decreased to 3.79 percent in the second quarter of 2021, reflecting the higher proportion of the Company's debt at lower floating interest rates, as higher fixed rate debt was repaid.
Exhibit 12
Foreign Exchange Gain

	Three months ended June 30			Six months ended June 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Realized gain (loss) on CCS - principal	(10.3)	1.4	(836)	(23.9)	63.4	(138)
Translation of US dollar long-term debt	48.2	72.7	(34)	73.7	(125.2)	(159)
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	(35.5)	(70.0)	(49)	(44.6)	72.1	(162)
Other	(0.6)	(1.4)	(57)	(2.0)	1.2	(267)
Foreign exchange gain	1.8	2.7	(33)	3.2	11.5	(72)
Crescent Point has US dollar denominated debt, including short-term London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. The Company hedges its foreign exchange exposure using a combination of CCS and foreign exchange swaps. During the three and six months ended June 30, 2021, the Company realized a $10.3 million and $23.9 million loss, respectively, primarily due to losses recognized on CCS related to LIBOR loan maturities, partially offset by gains recognized on CCS related to senior guaranteed note maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. Crescent Point recorded a foreign exchange gain of $48.2 million and $73.7 million for the three and six months ended June 30, 2021, respectively, reflecting the stronger Canadian dollar at June 30, 2021 as compared to March 31, 2021 and as compared to December 31, 2020, respectively.
During the three and six months ended June 30, 2021, the Company recognized unrealized derivative losses on foreign exchange derivatives of $35.5 million and $44.6 million, respectively, reflecting the impact of the stronger forward Canadian dollar on the Company's CCS at June 30, 2021 as compared to March 31, 2021 and as compared to December 31, 2020, respectively.
Given the Company's management of foreign exchange exposure above, the Company recognized a total foreign exchange gain of $1.8 million for the three months ended June 30, 2021 compared to $2.7 million in the same period of 2020 and a foreign exchange gain of $3.2 million for the six months ended June 30, 2021 compared to $11.5 million in the same period in 2020.

CRESCENT POINT ENERGY CORP.	10

Share-based Compensation Expense (Recovery)

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Share-based compensation costs	14.8	4.6	222	45.9	(3.8)	(1,308)
Realized gain on equity derivative contracts	—	—	—	(9.7)	—	—
Unrealized gain on equity derivative contracts	(3.0)	(4.1)	(27)	(13.5)	(4.1)	229
Capitalized	(2.6)	(1.7)	53	(9.1)	(1.4)	550
Share-based compensation expense (recovery)	9.2	(1.2)	(867)	13.6	(9.3)	(246)
Per boe	0.68	(0.11)	(718)	0.56	(0.39)	(244)
During the three and six months ended June 30, 2021, the Company recorded share-based compensation ("SBC") costs of $14.8 million and $45.9 million, respectively, compared to SBC costs of $4.6 million and a recovery in SBC costs of $3.8 million in the same respective periods of 2020. The higher SBC costs primarily relate to an increase in the fair value of cash-settled plans as a result of the increase in the Company's share price.
During the three and six months ended June 30, 2021, the Company recognized unrealized gains on equity derivative contracts of $3.0 million and $13.5 million, respectively, compared to $4.1 million in 2020 for both respective periods. The unrealized gains were primarily due to the increase in the Company's share price at June 30, 2021 compared to March 31, 2021 and December 31, 2020, respectively. In the six months ended June 30, 2021, the Company also recognized a realized gain of $9.7 million on an equity derivative contract which matured during the first quarter of 2021.
During the three and six months ended June 30, 2021, the Company capitalized share-based compensation costs of $2.6 million and $9.1 million, respectively, an increase of 53 percent and 550 percent from the same periods in 2020. The increases were primarily due to the increase in total share-based compensation costs as noted above.
Exhibit 13
The following table summarizes the number of Restricted Shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	June 30, 2021	June 30, 2020
Restricted Share Bonus Plan (1)	4,165,711	5,340,666
Employee Share Value Plan	9,136,703	10,456,062
Performance Share Unit Plan (2)	5,768,858	4,324,958
Deferred Share Unit Plan	1,433,157	865,775
Stock Option Plan (3)	5,996,868	6,074,105
(1)At June 30, 2021, the Company was authorized to issue up to 13,437,141 common shares (June 30, 2020 - 15,769,040 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At June 30, 2021, the weighted average exercise price is $3.99 per share (June 30, 2020 - $4.01 per share).
As of the date of this report, the Company had 3,883,839 restricted shares, 9,161,411 ESVP awards, 5,768,858 PSUs, 1,449,959 DSUs and 5,996,868 stock options outstanding.

CRESCENT POINT ENERGY CORP.	11

Depletion, Depreciation and Amortization

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Depletion and depreciation	184.8	142.6	30	321.6	377.8	(15)
Amortization of exploration and evaluation undeveloped land	13.3	19.6	(32)	27.1	41.3	(34)
Depletion, depreciation and amortization	198.1	162.2	22	348.7	419.1	(17)
Per boe	14.65	14.75	(1)	14.37	17.57	(18)
The Company's depletion, depreciation and amortization (“DD&A”) rate remained relatively consistent for the three months ended June 30, 2021 compared to the same period in 2020. For the six months ended June 30, 2021, the Company's DD&A rate decreased to $14.37 per boe from $17.57 per boe in the same period in 2020, primarily due to the impairment expense booked in the first quarter of 2020, which reduced the value of the Company's property, plant and equipment ("PP&E").
Impairment (Impairment Reversal)

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Impairment (impairment reversal)	(2,514.4)	—	—	(2,514.4)	3,557.8	(171)
Per boe	(185.89)	—	—	(103.60)	149.13	(169)
In the second quarter of 2021, the Company recognized an impairment reversal of $2.51 billion on its development and production assets primarily due to the increase in forecast benchmark commodity prices at June 30, 2021. In the first quarter of 2020, the Company recognized $3.56 billion of impairment expense due to the significant decrease in commodity prices at March 31, 2020. See Note 6 - "Property, Plant and Equipment" in the unaudited consolidated financial statements for the period ended June 30, 2021 for further information.
Exhibit 14
Taxes

	Three months ended June 30			Six months ended June 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Current tax expense	—	—	—	—	—	—
Deferred tax expense (recovery)	523.3	(61.1)	(956)	530.3	(666.3)	(180)
Current Tax Expense
In both the three and six months ended June 30, 2021 and June 30, 2020, the Company recorded current tax expense of nil. Refer to the Company's Annual Information Form for the year ended December 31, 2020 for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the three and six months ended June 30, 2021, the Company recorded deferred tax expense of $523.3 million and $530.3 million, respectively, compared to a deferred tax recovery of $61.1 million and $666.3 million in the same periods of 2020. The deferred tax expense in 2021 primarily relates to the pre-tax income resulting from the impairment reversal recognized, partially offset by a change in estimate for future usable tax pools due to higher commodity prices. The deferred tax recovery in the three and six months ended June 30, 2020 reflects the pre-tax losses as well as changes in estimates for the future usable tax pools.

CRESCENT POINT ENERGY CORP.	12

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2021	2020	% Change	2021	2020	% Change
Cash flow from operating activities	285.5	66.6	329	589.2	395.9	49

Adjusted funds flow from operations (1)	387.8	109.0	256	650.5	418.5	55

Net income (loss)	2,143.3	(145.1)	(1,577)	2,165.0	(2,469.2)	(188)
Net income (loss) per share - diluted	3.65	(0.27)	(1,452)	3.85	(4.67)	(182)

Adjusted net earnings from operations (1)	117.6	(27.9)	(522)	212.7	20.8	923
Adjusted net earnings from operations per share - diluted (1)	0.20	(0.05)	(500)	0.38	0.04	850
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
The Company's adjusted FFO increased in both the three and six months ended June 30, 2021 to $387.8 million and $650.5 million, respectively, compared to $109.0 million and $418.5 million in the same periods of 2020. The increase was primarily a result of the higher operating netback, partially offset by realized commodity derivative losses.
Exhibit 15
In the three months ended June 30, 2021, the Company reported net income of $2.14 billion compared to a net loss of $145.1 million in the same period in 2020, primarily as a result of the impairment reversal, higher adjusted FFO, lower unrealized losses on derivatives and an increase in other income, partially offset by a decrease in unrealized foreign exchange gains on long-term debt, higher DD&A and fluctuations in deferred taxes. In the three months ended June 30, 2021, the Company recorded net income per share - diluted of $3.65 compared to a net loss per share - diluted of $0.27 in the same period of 2020.
In the six months ended June 30, 2021, the Company reported net income of $2.17 billion compared to a net loss of $2.47 billion in the same period in 2020, primarily as a result of the impairment reversal recorded in 2021 compared to an impairment expense recorded in 2020, an increase in adjusted FFO and the unrealized foreign exchange gain on long-term debt, partially offset by the unrealized derivative loss, a decrease in other income and fluctuations in deferred taxes. In the six months ended June 30, 2021, the Company recorded net income per share - diluted of $3.85 compared to a net loss per share - diluted of $4.67 in the same period in 2020.

CRESCENT POINT ENERGY CORP.	13

Exhibit 16
The Company reported adjusted net earnings from operations of $117.6 million in the three months ended June 30, 2021 compared to an adjusted net loss of $27.9 million in the same period in 2020, primarily due to the increase in adjusted FFO, partially offset by an increase in depletion and depreciation, and fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted for the three months ended June 30, 2021 was $0.20 compared to adjusted net loss per share - diluted of $0.05 in the same period in 2020.
The Company's adjusted net earnings from operations for the six months ended June 30, 2021 was $212.7 million compared to $20.8 million in the same period in 2020, primarily due to the increase in adjusted FFO and the decrease in depletion and depreciation, partially offset by fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted for the six months ended June 30, 2021 increased to $0.38 from $0.04 in the same period in 2020.
Exhibit 17
Dividends

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2021	2020	% Change	2021	2020	% Change
Dividends declared to shareholders	1.5	1.4	7	2.8	6.7	(58)
Dividends declared to shareholders per share	0.0025	0.0025	—	0.0050	0.0125	(60)
Capital Expenditures

	Three months ended June 30			Six months ended June 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Capital acquisitions	936.3	—	100	936.3	1.4	66,779
Capital dispositions	(87.9)	(1.5)	5,760	(95.1)	(508.4)	(81)
Development capital expenditures	88.4	72.0	23	207.6	392.1	(47)
Land expenditures	2.0	0.8	150	2.9	1.6	81
Capitalized administration (1)	10.0	8.9	12	23.6	18.3	29
Corporate assets	0.3	1.2	(75)	1.0	2.4	(58)
Total	949.1	81.4	1,066	1,076.3	(92.6)	(1,262)
(1)Capitalized administration excludes capitalized equity-settled SBC.

CRESCENT POINT ENERGY CORP.	14

Capital Acquisitions and Dispositions
Major Property Acquisitions and Dispositions
Kaybob Duvernay Acquisition
On April 1, 2021, the Company closed the previously announced acquisition of Shell Canada Energy's Kaybob Duvernay assets in Alberta for total consideration of $935.9 million including closing adjustments, consisting of $671.4 million in cash and the issuance of 50.0 million common shares.
Southeast Saskatchewan Disposition
On June 7, 2021, the Company disposed of its remaining non-core southeast Saskatchewan conventional assets for consideration of $83.4 million including closing adjustments. These assets had a net carrying value of $11.9 million, resulting in a gain of $71.5 million.
Minor Property Acquisitions and Dispositions
In the six months ended June 30, 2021, the Company completed minor property acquisitions and dispositions for total net consideration of $11.3 million. These assets had a net carrying value of $26.3 million, resulting in a loss of $15.0 million.
Development Capital Expenditures
The Company's development capital expenditures in the second quarter of 2021 were $88.4 million, compared to $72.0 million in the same period in 2020. In the three months ended June 30, 2021, 28 (26.0 net) wells were drilled and $30.5 million was spent on facilities and seismic.
The Company's development capital expenditures for the six months ended June 30, 2021 were $207.6 million, compared to $392.1 million in the same period in 2020. In the six months ended June 30, 2021, 93 (90.6 net) wells were drilled and $44.1 million was spent on facilities and seismic.
Refer to the Guidance section in this MD&A for Crescent Point's development capital expenditure guidance for 2021.
Exhibit 18
Lease Liability
At June 30, 2021, the Company had $149.3 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability decreased by $124.1 million during the second quarter of 2021, from $936.2 million at March 31, 2021 to $812.1 million at June 30, 2021. The decrease primarily relates to liabilities disposed through capital dispositions, partially offset by liabilities acquired and revalued through capital acquisitions. The liability was based on estimated undiscounted and uninflated cash flows to settle the obligation of $831.3 million.

CRESCENT POINT ENERGY CORP.	15

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	June 30, 2021	December 31, 2020
Net debt (1)	2,324.2	2,149.2
Shares outstanding	581,710,165	530,035,922
Market price at end of period (per share)	5.61	2.97
Market capitalization (1)	3,263.4	1,574.2
Enterprise value (1)	5,587.6	3,723.4
Net debt as a percentage of enterprise value	42	58
Adjusted funds flow from operations (1) (2)	1,106.4	874.4
Net debt to adjusted funds flow from operations (1) (3)	2.1	2.5
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At June 30, 2021, Crescent Point's enterprise value was $5.59 billion and the Company was capitalized with 58 percent equity compared to $3.72 billion and 42 percent at December 31, 2020, respectively. The Company's net debt to adjusted funds flow from operations ratio at June 30, 2021 decreased to 2.1 times from 2.5 times at December 31, 2020, largely due to higher adjusted funds flow from operations, primarily as a result of the increase in the Cdn$ WTI benchmark price, partially offset by the increase in net debt.
Crescent Point's market capitalization increased to $3.26 billion at June 30, 2021 from $1.57 billion at December 31, 2020, primarily due to the increase in the Company's share price and the 50.0 million shares issued in conjunction with the Kaybob Duvernay acquisition.
Exhibit 19
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
The Company has combined revolving credit facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the facilities is October 25, 2023. As at June 30, 2021, the Company had approximately $859.1 million drawn on bank credit facilities, including $5.7 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $2.15 billion including cash of $4.4 million.
At June 30, 2021, the Company has senior guaranteed notes of US$1.12 billion and Cdn$220.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt. During the three months ended June 30, 2021, the Company repaid senior guaranteed note maturities of US$134.5 million and Cdn$50.0 million.

CRESCENT POINT ENERGY CORP.	16

The Company is in compliance with all debt covenants at June 30, 2021 which are listed in the table below:

Covenant Description	Maximum Ratio	June 30, 2021
Senior debt to adjusted EBITDA (1) (2)	3.5	2.2
Total debt to adjusted EBITDA (1) (3)	4.0	2.2
Senior debt to capital (2) (4)	0.55	0.32
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's working capital deficiency and ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities. The Company is continuously monitoring the commodity price environment and actively manages its counterparty exposure to mitigate credit losses and will make adjustments as needed to protect its balance sheet.
Shareholders' Equity
At June 30, 2021, Crescent Point had 581.7 million common shares issued and outstanding compared to 530.0 million common shares at December 31, 2020. The increase is due to 50.0 million shares issued in conjunction with the Kaybob Duvernay acquisition, shares issued pursuant to the Restricted Share Bonus Plan and stock option exercises pursuant to the Stock Option Plan.
As of the date of this report, the Company had 581,986,568 common shares outstanding.
Normal Course Issuer Bid ("NCIB")
On March 5, 2021, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 26,462,509 common shares, or five percent of the Company's public float, as at February 26, 2021. The NCIB commenced on March 9, 2021 and is due to expire on March 8, 2022. The Company continues to evaluate returns to shareholders as market conditions permit in the context of its capital allocation framework, leverage targets and adjusted funds flow generation.
Contractual Obligations and Commitments
At June 30, 2021, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	4.8	10.7	13.4	27.1	56.0
Gas processing	57.9	117.3	90.8	349.6	615.6
Transportation	37.3	66.0	58.2	26.7	188.2
Capital	9.7	—	—	—	9.7
Total contractual commitments (2)	109.7	194.0	162.4	403.4	869.5
(1)Includes operating costs on the Company's office space, net of $8.5 million of recoveries from subleases.
(2)Excludes contracts accounted for under IFRS 16. See Note 9 - "Leases" in the unaudited consolidated financial statements for the period ended June 30, 2021 for further information.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates and assumptions for the period ended June 30, 2021. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2020.
Changes in Accounting Policies
Future accounting policy changes:
•IAS 38 Intangible Assets - In March 2021, the IFRS Interpretations Committee ("IFRIC") met and made a decision on how to recognize costs in relation to the configuration or customization of application software. The Company is currently reviewing to determine the impact, if any, the standard will have on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	17

Summary of Quarterly Results

	2021		2020				2019
($ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas sales	849.2	630.2	447.8	437.0	259.0	548.4	729.3	769.1

Average daily production
Crude oil and condensate (bbls/d)	107,444	95,276	87,512	89,260	94,900	111,928	111,394	119,011
NGLs (bbls/d)	18,608	13,319	13,033	13,458	14,210	17,493	21,406	20,627
Natural gas (mcf/d)	135,531	64,732	64,033	63,988	70,391	71,451	74,347	96,422
Total (boe/d)	148,641	119,384	111,217	113,383	120,842	141,330	145,191	155,708

Net income (loss)	2,143.3	21.7	(51.2)	0.5	(145.1)	(2,324.1)	(932.1)	(301.7)
Net income (loss) per share	3.68	0.04	(0.10)	—	(0.27)	(4.40)	(1.73)	(0.55)
Net income (loss) per share – diluted	3.65	0.04	(0.10)	—	(0.27)	(4.40)	(1.73)	(0.55)

Adjusted net earnings (loss) from operations (1)	117.6	95.1	85.6	71.0	(27.9)	48.7	49.9	32.6
Adjusted net earnings (loss) from operations per share (1)	0.20	0.18	0.16	0.13	(0.05)	0.09	0.09	0.06
Adjusted net earnings (loss) from operations per share – diluted (1)	0.20	0.18	0.16	0.13	(0.05)	0.09	0.09	0.06

Cash flow from operating activities	285.5	303.7	245.1	219.5	66.6	329.3	396.5	402.2

Adjusted funds flow from operations (1)	387.8	262.7	220.2	235.7	109.0	309.5	418.4	389.2

Adjusted working capital (deficiency) (2)	(16.1)	(55.9)	(93.4)	(65.5)	(38.7)	(190.5)	(126.1)	(100.2)
Total assets	9,283.4	6,610.7	6,645.9	6,864.2	7,022.8	7,209.7	10,091.8	12,073.3
Total liabilities	4,044.4	3,777.5	3,823.1	3,952.3	4,093.0	4,097.6	4,749.1	5,685.2
Net debt (1)	2,324.2	2,013.4	2,149.2	2,189.2	2,308.6	2,327.9	2,765.3	3,360.0

Weighted average shares – diluted (millions)	587.8	536.6	534.4	532.9	531.2	528.3	538.7	548.0

Capital acquisitions	936.3	—	—	—	—	1.4	13.5	0.1
Capital dispositions	(87.9)	(7.2)	1.1	(0.9)	(1.5)	(506.9)	(677.3)	(199.3)
Development capital expenditures	88.4	119.2	169.4	93.3	72.0	320.1	343.4	362.3

Dividends declared	1.5	1.3	1.4	1.3	1.4	5.3	5.4	5.5
Dividends declared per share	0.0025	0.0025	0.0025	0.0025	0.0025	0.0100	0.0100	0.0100
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition and long-term investments.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, acquisitions and dispositions, voluntary shut-ins and natural declines.
Net income (loss) has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and foreign exchange rates, PP&E impairment charges and reversals, gains and losses on capital dispositions, and fluctuations in deferred tax expense (recovery).
Adjusted net earnings (loss) from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures have also fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels.

CRESCENT POINT ENERGY CORP.	18

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the second quarter of 2021.
Guidance
Crescent Point's guidance for 2021 is as follows:

	Prior (1)	Revised
Total Annual Average Production (boe/d) (2)	128,000 - 132,000	130,000 - 134,000

Capital Expenditures
Development capital expenditures ($ million)	$575 - $625	$600 - $625
Capitalized G&A ($ million)	$35	$35
Total ($ million) (3)	$610 - $660	$635 - $660

Other Information for 2021 Guidance
Reclamation activities ($ million) (4)	$15	$15
Capital lease payments ($ million)	$20	$20
Annual operating expenses	$595 - $615 million ($12.45 - $12.95/boe)	$615 - $635 million ($12.75 - $13.25/boe)
Royalties	11.5% - 12.5%	12.0% - 12.5%
(1)Prior guidance published in the Company's June 7, 2021 press release.
(2)Total annual average production (boe/d) is comprised of 86% Oil & Liquids and 14% Natural Gas.
(3)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated as follows: 84% drilling & development and 16% facilities & seismic.
(4)Reflects Crescent Point's portion of its expected total budget.
Crescent Point will continue to evaluate opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders.
Additional information including risk factors relating to Crescent Point and the Company's response to COVID-19 is presented in the Company's December 31, 2020 Annual Information Form and MD&A for the year ended December 31, 2020, which along with other relevant documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	19

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “operating netback”, “netback”, “adjusted funds flow from operations”, "excess cash flow", “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is calculated on a per boe basis as operating netback plus realized commodity derivative gains and losses. Operating netback and netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculations of operating netback and netback are shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
Excess cash flow is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company, dividends and other cash items (excluding net acquisitions and dispositions). Management utilizes excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

	Three months ended June 30			Six months ended June 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Cash flow from operating activities	285.5	66.6	329	589.2	395.9	49
Changes in non-cash working capital	88.4	41.1	115	41.2	8.0	415
Transaction costs	11.7	0.6	1,850	11.8	5.3	123
Decommissioning expenditures (1)	2.2	0.7	214	8.3	9.3	(11)
Adjusted funds flow from operations	387.8	109.0	256	650.5	418.5	55
Capital expenditures	(100.7)	(82.9)	21	(235.1)	(414.4)	(43)
Payments on lease liability	(5.1)	(11.7)	(56)	(10.2)	(19.6)	(48)
Decommissioning expenditures	(2.2)	(0.7)	214	(8.3)	(9.3)	(11)
Other cash items (2)	(5.2)	5.4	(196)	7.6	(6.2)	(223)
Dividends	(1.5)	(1.4)	7	(2.8)	(6.7)	(58)
Excess cash flow	273.1	17.7	1,443	401.7	(37.7)	(1,166)
(1) Excludes amounts received from government subsidy programs.
(2) Excluding net acquisitions and dispositions.
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

CRESCENT POINT ENERGY CORP.	20

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Net income (loss)	2,143.3	(145.1)	(1,577)	2,165.0	(2,469.2)	(188)
Amortization of E&E undeveloped land	13.3	19.6	(32)	27.1	41.3	(34)
Impairment (impairment reversal)	(2,514.4)	—	100	(2,514.4)	3,557.8	(171)
Unrealized derivative (gains) losses	143.6	229.2	(37)	225.3	(189.3)	(219)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(37.9)	(74.1)	(49)	(49.8)	61.8	(181)
Unrealized (gain) loss on long-term investments	(3.9)	(1.2)	225	(6.1)	4.3	(242)
Net (gain) loss on capital dispositions	(73.8)	(0.8)	9,125	(56.5)	(308.3)	(82)
Deferred tax relating to adjustments	447.4	(55.5)	(906)	422.1	(677.6)	(162)
Adjusted net earnings from operations	117.6	(27.9)	(522)	212.7	20.8	923
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2021	December 31, 2020	% Change
Long-term debt (1)	2,462.1	2,259.6	9
Accounts payable and accrued liabilities	340.8	311.6	9
Long-term compensation liability (2)	25.3	16.3	55
Cash	(4.4)	(8.8)	(50)
Accounts receivable	(308.1)	(200.5)	54
Prepaids and deposits	(28.9)	(22.7)	27
Long-term investments	(8.6)	(2.5)	244
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(154.0)	(203.8)	(24)
Net debt	2,324.2	2,149.2	8
(1)Includes current portion of long-term debt.
(2)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of equity valuation. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	21

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. Refer to Crescent Point's news releases dated February 17, 2021 and June 7, 2021 available on SEDAR at www.SEDAR.com, which update the Company's 2021 guidance in light of the Kaybob Duvernay acquisition and which guidance is further updated in this MD&A.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rate movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;
● Crescent Point’s 2021 production and development capital expenditures guidance;
● Other information for Crescent Point’s 2021 Guidance, including capitalized G&A, reclamation activities, capital lease payments, operating expenses and royalties;
● Commitments to strengthening balance sheet and sustainability;

● The Company's liquidity and financial flexibility;
● NCIB expectations;
● The Company evaluating opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements;
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability;
● Further adjustments in light of the commodity price environment to protect the Company's balance sheet as necessary;
● Enhancing free cash flow generation and further balance sheet strengthening through the remainder of 2021 in the current commodity price environment; and
● COVID-19 impacts and response measures.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company.

CRESCENT POINT ENERGY CORP.	22

Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2020, 2019, 2018, 2017 and 2016 the Company filed its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.
The Company’s aggregate average production for the three and six months ended June 30, 2021 and June 30, 2020 and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 Mcf : 1 Bbl where applicable:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Light & Medium Crude Oil (bbl/d)	20,181	18,952	20,482	21,863
Heavy Crude Oil (bbl/d)	4,269	4,269	4,193	4,511
Tight Oil (bbl/d)	65,595	71,679	67,972	77,041
Total Crude Oil (bbl/d)	90,045	94,900	92,647	103,415

NGLs (bbl/d)	36,007	14,210	24,725	15,851

Shale Gas (Mcf/d)	125,830	57,254	89,618	55,569
Conventional Natural Gas (Mcf/d)	9,701	13,137	10,709	15,352
Total Natural Gas (Mcf/d)	135,531	70,391	100,327	70,921

Total (boe/d)	148,641	120,842	134,093	131,086

CRESCENT POINT ENERGY CORP.	23

The Company’s aggregate average production for the past eight quarters and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 Mcf : 1 Bbl where applicable:

	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Light & Medium Crude Oil (bbl/d)	20,181	20,699	21,025	18,846	18,952	24,566	25,366	29,265
Heavy Crude Oil (bbl/d)	4,269	4,118	4,276	4,223	4,269	4,752	4,819	4,722
Tight Oil (bbl/d)	65,595	70,459	62,211	66,191	71,679	82,610	81,209	85,024
Total Crude Oil (bbl/d)	90,045	95,276	87,512	89,260	94,900	111,928	111,394	119,011

NGLs (bbl/d)	36,007	13,319	13,033	13,458	14,210	17,493	21,406	20,627

Shale Gas (Mcf/d)	125,830	53,198	52,370	50,776	57,254	54,312	56,446	76,979
Conventional Natural Gas (Mcf/d)	9,701	11,534	11,663	13,212	13,137	17,139	17,901	19,443
Total Natural Gas (Mcf/d)	135,531	64,732	64,033	63,988	70,391	71,451	74,347	96,422

Total (boe/d)	148,641	119,384	111,217	113,383	120,842	141,330	145,191	155,708

CRESCENT POINT ENERGY CORP.	24

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Ltd.
Calgary, Alberta

McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	25